UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

David J. Field

c/o Entercom Communications Corp.

401 City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 25, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100

1.	Name of Reporting Person David J. Field

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (see instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,818,639

	8.	Shared Voting Power 1,566,542

	9.	Sole Dispositive Power 1,818,639

	10.	Shared Dispositive Power 1,566,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,385,181

12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 9 6.08%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 293639100

Item 3.	Source and Amount of Funds or Other Consideration.

From December 5, 2008 through March 3, 2009, David J. Field acquired 101,338 shares of Issuer Class A common stock in open market transactions using his personal funds.  (See Item 5(c) for disclosure regarding shares recently purchased in the open market).

Item 4.	Purpose of Transaction.

David J. Field previously reported that he and Joseph M. Field may be deemed have formed a “group” for Section 13 purposes as a result of their coordination of purchases through a common broker (as required under Rule 10b-18) as well as agreeing on an allocation of daily Rule 10b-18 purchases.  As of March 4, 2009, the share purchase authorizations under a 10b5-1 plan previously established by David J. Field were satisfied.  David J. Field is not presently acquiring shares of the Issuer.  Accordingly, a group is no longer deemed to exist for Section 13 purposes.

David J. Field intends to review his investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer’s business, affairs and financial position, other developments concerning the Issuer, the Issuer’s investment strategy, the price level of the Issuer’s Class A Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities, may in the future take such actions with respect to his investment in the Issuer as he deems appropriate in light of the circumstances existing from time to time.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned:	3,385,181

David J. Field beneficially owns 3,385,181 shares which includes: (i) 711,056 shares of Class A common stock for which David J. Field is the record holder; (ii) 749,250 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which David J. Field is the record holder; (iii) 358,333 shares of Class A common stock which may be acquired through the exercise of options; and (iv) 1,566,542 shares of Class A common stock held of record by David J. Field as co-trustee of four trusts.

(b)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	1,818,639
	(ii)	shared power to vote or to direct the vote:	1,566,542
	(iii)	sole power to dispose or to direct the disposition of:	1,818,639
	(iv)	shared power to dispose or to direct the disposition of:	1,566,542

(c)	Since January 25, 2009, David J. Field has acquired an aggregate of 85,898 shares of the Issuer’s Class A Common

Stock through broker Merrill Lynch, Pierce, Fenner & Smith Incorporated as follows:

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
1/26/2009	1,010	$1.1500
1/26/2009	690	$1.1400
1/26/2009	1,680	$1.1300
1/26/2009	90	$1.1200
1/26/2009	80	$1.1100
1/26/2009	10	$1.1000
1/26/2009	110	$1.0900
1/26/2009	70	$1.0800
1/26/2009	10	$1.0700
1/27/2009	1,310	$1.2000
1/27/2009	610	$1.1900
1/27/2009	150	$1.1800
1/27/2009	440	$1.1700
1/27/2009	250	$1.1600
1/27/2009	10	$1.1500
1/29/2009	194	$1.2000
1/29/2009	139	$1.1900
1/29/2009	10	$1.1850
1/29/2009	176	$1.1800
1/30/2009	700	$1.2000
1/30/2009	10	$1.1950
1/30/2009	362	$1.1900
1/30/2009	10	$1.1850
1/30/2009	1,001	$1.1800
1/30/2009	320	$1.1700
1/30/2009	80	$1.1500
2/2/2009	80	$1.2000
2/2/2009	10	$1.1900
2/2/2009	40	$1.1800
2/2/2009	140	$1.1700
2/17/2009	5,686	$1.2000
2/17/2009	2,200	$1.1900
2/17/2009	86	$1.1800
2/18/2009	4,057	$1.2000
2/18/2009	1,086	$1.1950
2/18/2009	2,651	$1.1900
2/18/2009	177	$1.1800
2/19/2009	399	$1.2000
2/19/2009	57	$1.1925

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
2/19/2009	1,029	$1.1900
2/19/2009	514	$1.1800
2/19/2009	29	$1.1725
2/19/2009	3,829	$1.1700
2/19/2009	943	$1.1600
2/20/2009	857	$1.1400
2/20/2009	400	$1.1300
2/20/2009	229	$1.1200
2/20/2009	508	$1.1100
2/20/2009	4,229	$1.1000
2/20/2009	949	$1.0900
2/20/2009	57	$1.0825
2/20/2009	743	$1.0800
2/23/2009	457	$1.2000
2/23/2009	1,800	$1.1900
2/23/2009	800	$1.1800
2/23/2009	143	$1.1700
2/23/2009	314	$1.1600
2/23/2009	657	$1.1550
2/23/2009	257	$1.1500
2/23/2009	29	$1.1450
2/23/2009	114	$1.1400
2/23/2009	229	$1.1300
2/23/2009	457	$1.1250
2/23/2009	2,314	$1.1200
2/23/2009	143	$1.1100
2/24/2009	1,829	$1.1600
2/24/2009	114	$1.1575
2/24/2009	1,486	$1.1500
2/24/2009	857	$1.1400
2/24/2009	1,000	$1.1300
2/24/2009	2,286	$1.1200
2/24/2009	86	$1.1000
2/24/2009	57	$1.0900
2/25/2009	3,886	$1.2000
2/25/2009	1,971	$1.1900
2/25/2009	29	$1.1800
2/26/2009	657	$1.2000
2/26/2009	171	$1.1900
2/26/2009	714	$1.1850

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
2/26/2009	1,057	$1.1800
2/26/2009	114	$1.1750
2/26/2009	143	$1.1700
2/26/2009	486	$1.1650
2/26/2009	29	$1.1600
2/26/2009	1,914	$1.1500
2/26/2009	2,429	$1.1400
2/27/2009	1,250	$1.1000
2/27/2009	286	$1.0900
2/27/2009	285	$1.0800
2/27/2009	829	$1.0700
2/27/2009	1,914	$1.0600
2/27/2009	2,893	$1.0500
2/27/2009	257	$1.0400
3/2/2009	427	$1.0200
3/2/2009	3,001	$1.0100
3/2/2009	1,343	$1.0000
3/2/2009	1,486	$0.9900
3/2/2009	314	$0.9800
3/2/2009	943	$0.9700
3/2/2009	571	$0.9600
3/2/2009	29	$0.9500
3/3/2009	126	$1.0800
3/3/2009	39	$1.0700
3/3/2009	20	$1.0400
3/3/2009	2	$1.0375
3/3/2009	173	$1.0300
3/3/2009	42	$1.0200
3/3/2009	6	$1.0100
3/3/2009	28	$1.0000
3/3/2009	9	$0.9800
3/3/2009	24	$0.9700
3/3/2009	34	$0.9600
3/3/2009	8	$0.9500
3/3/2009	23	$0.9400

CUSIP No. 293639100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2009
Date
/s/ David J. Field
Signature
David J. Field
Name/Title